SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               For the Quarterly period ended September 30, 2000

                                   EIDOS plc

                             Wimbledon Bridge House
                                1 Hartfield Road
                               Wimbledon, London
                            SW19 3RU United Kingdom
                                44 208 636 3000
         (Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form
40-F.

               Form 20-F   |X|               Form 40-F   |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes   |_|                  No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   82 -   N/A
                                         -----

                                   EIDOS plc

                                    Form 6-K

                               TABLE OF CONTENTS

                                                                                                                               Page
                                                                                                                            -------
Consolidated Financial Statements (Unaudited):
Consolidated Balance Sheets as of September 30, 2000 and March 31, 2000                                                           3
Consolidated Statements of Operations for the three and six months ended September 30, 2000 and 1999                              5
Statements of Recognised Gains and Losses for the three and six months ended September 30, 2000 and 1999                          6
Consolidated Statements of Cash Flows for the six months ended September 30, 2000 and 1999                                        7
Consolidated Statements of Changes in Shareholders' Equity for the six months ended September 30, 2000                            8
Notes to Unaudited Consolidated Financial Statements                                                                              9
Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six months
 ended September 30, 2000                                                                                                        14

Exhibits
The following documents were filed as part of this Form 6-K:

Press release dated 6 October, 2000                                                                                             E-1
Press release dated 9 October, 2000                                                                                             E-2
Press release dated 1 November, 2000                                                                                            E-3
UK press release dated 28 November, 2000 - results for the six months ended September 30, 2000                                  E-4
US press release dated 28 November, 2000 - results for the six months ended September 30, 2000                                  E-5

EIDOS plc

Consolidated Balance Sheets Reconciled to US GAAP

                                                                                            September 30, 2000
UK GAAP                                                                                            (unaudited)       March 31, 2000
                                                                                             -----------------    -----------------
                                                                                                          L000                  L000
Fixed assets
Intangible assets (net of amortization of L19,288,000; March 31, 2000,
 L13,923,000)                                                                                           11,909               16,035
Tangible assets                                                                                          5,521                6,022
Investments
Joint ventures - share of net assets                                                                     1,907                1,840
Joint ventures - goodwill (net of amortization of L5,935,000; March 31, 2000
 L3,475,000)                                                                                             8,677               12,270
Other investments                                                                                        2,505               38,081
                                                                                             -----------------    -----------------
Total investments                                                                                       13,089               52,191
                                                                                             -----------------    -----------------
Total fixed assets                                                                                      30,519               74,248
                                                                                             -----------------    -----------------
Current assets
Stocks                                                                                                  11,523               13,286
Debtors                                                                                                 43,584               77,665
Cash at bank and in hand                                                                                 5,423              103,449
                                                                                             -----------------    -----------------
Total current assets                                                                                    60,530              194,400
Creditors: amount falling due within one year                                                          (39,450)            (142,176)
                                                                                             -----------------    -----------------
Net current assets                                                                                      21,080               52,224
                                                                                             -----------------    -----------------
Total assets less current liabilities                                                                   51,599              126,472
                                                                                             -----------------    -----------------
Creditors due after more than one year                                                                    (386)                 (53)
                                                                                             -----------------    -----------------
Net assets                                                                                              51,213              126,419
                                                                                             =================    =================
Capital and reserves
Called up share capital                                                                                  2,074                2,071
Share premium account                                                                                   85,479               85,034
Other reserves                                                                                             719                  707
Profit and loss account                                                                                (37,059)              38,607
                                                                                             -----------------    -----------------
Shareholders' funds                                                                                     51,213              126,419
                                                                                             =================    =================

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

                                                                                                 September 30,
Reconciliation to US GAAP                                                                     2000 (unaudited)       March 31, 2000
                                                                                               ---------------    -----------------
                                                                                                          L000                 L000
Shareholders' funds (prepared under UK GAAP)                                                            51,213              126,419
Goodwill                                                                                                13,632               13,632
Less in process research and development                                                                (2,368)              (2,368)
Less amortization                                                                                      (12,067)             (12,503)
                                                                                               ---------------    -----------------
                                                                                                          (803)              (1,239)
                                                                                               ---------------    -----------------
Investment in associates - net assets                                                                      204                  204
Investment in associates - goodwill                                                                      7,114                7,114
Less amortization                                                                                       (6,216)              (5,407)
                                                                                               ---------------    -----------------
                                                                                                         1,102                1,911
                                                                                               ---------------    -----------------
Unrealised appreciation of other investments                                                            33,475               40,665
Deferred tax on unrealised appreciation                                                                (10,824)             (12,200)
                                                                                               ---------------    -----------------
                                                                                                        22,651               28,465
                                                                                               ---------------    -----------------
Full consolidation of joint venture company                                                                (74)                (129)
Revenue recognition                                                                                       (938)                (938)
                                                                                               ---------------    -----------------
Shareholders' funds in accordance with US GAAP                                                          73,151              154,489
                                                                                               ---------------    -----------------

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP

                                                                       Three months ended                  Six  months ended
                                                                          September 30,                      September 30,
UK GAAP                                                           -------------------------------    ------------------------------
                                                                           2000              1999             2000             1999
                                                                  -------------     -------------    -------------    -------------
                                                                           L000              L000             L000             L000
Turnover: Group and share of joint ventures'                             38,746            27,250           57,615           44,060
Less: exceptional returns provisions                                    (16,900)               --          (16,900)              --
                                                                  -------------     -------------    -------------    -------------
                                                                         21,846            27,250           40,715           44,060
Less: share of joint ventures                                            (1,230)               --           (3,301)              --
                                                                  -------------     -------------    -------------    -------------
Turnover - continuing operations                                         20,616            27,250           37,414           44,060
Cost of goods sold                                                      (14,860)          (11,346)         (23,950)         (19,692)
                                                                  -------------     -------------    -------------    -------------
Gross profit                                                              5,756            15,904           13,464           24,368

Selling and marketing                                                    (8,814)           (9,463)         (17,877)         (18,330)
Research and development                                                 (8,701)          (11,779)         (20,236)         (23,558)
General and administrative
 Amortization of goodwill                                                (2,718)           (2,467)          (5,365)          (4,981)
 Other                                                                   (7,978)           (7,246)         (13,978)         (13,415)
                                                                  -------------     -------------    -------------    -------------
Total general and administrative                                        (10,696)           (9,713)         (19,343)         (18,396)
                                                                  -------------     -------------    -------------    -------------
Operating expenses                                                      (28,211)          (30,955)         (57,456)         (60,284)
                                                                  -------------     -------------    -------------    -------------
Group operating loss                                                    (22,455)          (15,051)         (43,992)         (35,916)
Share of operating profit of joint ventures                                  16                --              305               --
Joint venture goodwill amortization                                      (1,208)           (1,009)          (2,460)          (1,009)
                                                                  -------------     -------------    -------------    -------------
____________________________________________________________________________________________________________________________________
|                                                                                                                                  |
| Total operating loss before operating exceptionals                     (5,809)               --          (28,309)             -- |
| Operating exceptionals                                                (17,838)               --          (17,838)             -- |
|__________________________________________________________________________________________________________________________________|

Total operating loss - continuing operations                            (23,647)          (16,060)         (46,147)         (36,925)
Write down of Express investment                                        (36,249)               --          (36,249)              --
Net interest and similar charges                                           (118)             (897)              48             (982)
                                                                  -------------     -------------    -------------    -------------
Loss on ordinary activities before tax                                  (60,014)          (16,957)         (82,348)         (37,907)
Tax on loss on ordinary activities                                           --             3,998            7,006           10,913
                                                                  -------------     -------------    -------------    -------------
Net loss after tax (prepared under UK GAAP)                             (60,014)          (12,959)         (75,342)         (26,994)
                                                                  -------------     -------------    -------------    -------------
Loss per share: basic and diluted                                        (57.9p)           (13.4p)          (72.7p)          (29.2p)

Reconciliation to US GAAP
Net loss after tax (prepared under UK GAAP)                             (60,014)          (12,959)         (75,342)         (26,994)
                                                                  -------------     -------------    -------------    -------------
Amortization of goodwill - group                                            221               200              436              404
Amortization of goodwill - associates                                      (401)              (65)            (809)            (548)
Full consolidation of joint venture                                         (12)               --               55               --
                                                                  -------------     -------------    -------------    -------------
Net loss in accordance with US GAAP                                     (60,206)          (12,824)         (75,660)         (27,138)
                                                                  -------------     -------------    -------------    -------------
Loss per share in accordance with US GAAP
 Basic and diluted                                                       (58.1p)           (13.3p)          (73.0p)          (29.4p)

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Total Recognised Gains and Losses

                                                                        Three months ended                  Six  months ended
                                                                           September 30,                      September 30,
                                                                  -------------------------------   -------------------------------
                                                                            2000             1999            2000              1999
                                                                   -------------    -------------    -------------    -------------
                                                                            L000             L000             L000             L000
                                                                   -------------    -------------    -------------    -------------
UK GAAP
Net loss after tax                                                      (60,014)          (12,959)         (75,342)         (26,994)
Translation differences on foreign currency net investments              (1,097)              939             (312)             609
                                                                  -------------     -------------    -------------    -------------
Total gains and losses in the period                                    (61,111)          (12,020)         (75,654)         (26,385)
                                                                  =============     =============    =============    =============
US GAAP
Net loss                                                                (60,206)          (12,824)         (75,660)         (27,138)
Other comprehensive income:
 Foreign currency translation adjustments                                (1,097)              939             (312)             609
 Unrealised appreciation of investments                                   9,972                --           (7,190)              --
 Deferred tax on unrealised appreciation of
   investments                                                           (3,773)               --            1,376               --
                                                                  -------------     -------------    -------------    -------------
Total comprehensive net loss                                            (55,104)          (11,885)         (81,786)         (26,529)
                                                                  =============     =============    =============    =============
Cumulative translation differences
Balance brought forward                                                    (448)             (529)          (1,233)            (199)
Before tax translation differences                                       (1,371)            1,423             (390)             923
Tax benefit/(expense)                                                       274              (484)              78             (314)
                                                                  -------------     -------------    -------------    -------------
After tax translation differences                                        (1,097)              939             (312)             609
                                                                  -------------     -------------    -------------    -------------
Balance carried forward                                                  (1,545)              410           (1,545)             410
                                                                  =============     =============    =============    =============

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Cash Flow

                                                     Six months       Six months
                                                          ended            ended
                                                  September 30,    September 30,
                                                           2000             1999
                                                  -------------    -------------
                                                           L000             L000
                                                  -------------    -------------
Net cash outflow from operating activities              (14,205)         (31,229)
                                                  -------------    -------------
Returns on investments and servicing of
 finance
Interest received                                           592              528
Bank interest paid                                           --             (652)
Interest paid on finance leases                             (15)             (26)
Other interest paid                                      (1,767)            (587)
                                                  -------------    -------------
                                                         (1,190)            (737)
                                                  -------------    -------------
Taxation
UK taxation paid                                        (12,653)               4
Overseas tax paid                                          (675)          (6,229)
                                                  -------------    -------------
                                                        (13,328)          (6,225)
                                                  -------------    -------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                          (966)          (1,053)
Sale of tangible fixed assets                                78                3
                                                  -------------    -------------
                                                           (888)          (1,050)
                                                  -------------    -------------
Acquisitions and disposals
Purchase of subsidiary undertakings                          --          (14,327)
Purchase of associated undertakings                          --          (17,728)
                                                  -------------    -------------
                                                             --          (32,055)
                                                  -------------    -------------
Net cash outflow before financing                       (29,611)         (71,296)
Financing
Issue of ordinary share capital                             448            2,317
Repayment of principal under finance leases                 132             (182)
                                                  -------------    -------------
                                                            580            2,135
                                                  -------------    -------------
Decrease in cash in the period                          (29,031)         (69,161)
                                                  =============    =============

Notes:
1. Net cash outflow from operating activities is derived from operating loss of L46,147,000 (1999: L36,925,000) adjusted for depreciation of
     L1,666,000   (1999:   L1,590,000),   goodwill  amortization  of
     L7,825,000 (1999: L6,387,000) and a decrease in working capital of L22,451,000 (1999: increase L2,286,000).

2. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

      Unaudited Consolidated Statement of Changes in Shareholders' Equity
                  For the six months ended September 30, 2000

                                                   Ordinary shares               Share                         Profit
                                             --------------------------        premium          Other        and loss
UK GAAP                                      No. of shares       Amount        account       reserves         account         Total
                                              ------------    ---------     ----------    -----------     -----------    ----------
L000 (except share numbers)
Balance as at April 1, 2000                    103,526,440        2,071         85,034            707          38,607       126,419
Loss for the period                                     --           --             --                        (75,342)      (75,342)
Translation adjustment                                  --           --             --             12            (324)         (312)
Exercise of warrants and options                    80,105            3            445             --              --           448
                                              ------------    ---------     ----------    -----------     -----------    ----------
Balance as at September 30, 2000               103,606,545        2,074         85,479            719         (37,059)       51,213
                                              ============    =========     ==========    ===========     ===========    ==========
US GAAP
Balance at April 1, 2000                       103,526,440        2,071        114,560            707          37,151       154,489
Loss for the period                                     --           --             --             --         (75,660)      (75,660)
Translation adjustment                                  --           --             --             12            (324)         (312)
Exercise of warrants and options                    80,105            3            445             --              --           448
Net unrealised appreciation of
 investments                                            --           --             --             --          (5,814)       (5,814)
                                              ------------    ---------     ----------    -----------     -----------    ----------
Balance at September 30, 2000                  103,606,545        2,074        115,005            719         (44,647)       73,151
                                              ============    =========     ==========    ===========     ===========    ==========

Notes:

1. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

The financial statements of Eidos plc (the Company) have been prepared in accordance with applicable Accounting Standards in the United Kingdom.

a.  Unaudited results

The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments considered necessary to present fairly the consolidated financial position, results of operations and cash flows for such interim periods have been made. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Eidos' audited consolidated financial statements at March 31, 2000.

b.  Loss per share

The loss per share is calculated in accordance with Financial Reporting Standard No.14 and based on a weighted average number of ordinary shares in issue for the three and six months ended September 30, 2000 of 103,606,545 (1999: 92,317,480). None of the potential ordinary shares is dilutive and therefore a separate diluted loss per share is not given.

The weighted average share number and loss per share for the three months ended June 30, 1999 has been restated to reflect the five for one share split that took place on January 26, 2000.

The weighted average number of shares used to calculate the basic earnings per share under US GAAP is the same as for UK GAAP.

c.  Summary of differences between UK GAAP and US GAAP

A summary of the most significant differences applicable to Eidos plc and its subsidiaries (Eidos) is set out below:

(1) Business combinations

Under US GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for US GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses.

Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company. Accordingly, for US GAAP purposes, the Company treated an aggregate of L24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: L8.2 million, 1997: L13.8 million and 1999: L2.4 million). The Company also has recorded L67.0 million of goodwill for US
GAAP purposes in connection with acquisitions (1996: L7.4 million, 1997:
L11.1 million, 1998: L4.0 million, 1999: L27.8 million and
2000: L16.7 million). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

Under UK GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against reserves, and has no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to US GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under UK GAAP than it is under US GAAP. Currently the amortization charge under US GAAP exceeds that under UK GAAP because of the amortization of goodwill relating to companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the UK GAAP charge will exceed the US GAAP charge because of the in-process research and development charges taken for US GAAP only.

Additionally UK GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under US GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for US GAAP purposes and credited to income under UK GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

Some of the investments made by Eidos during the year ended March 31, 2000 were reported differently under UK and US GAAP because of the respective definitions of a subsidiary, joint venture, associate and trade investment.

In summary, under UK GAAP the definitions are broadly based on control (to a certain extent irrespective of actual percentage of shares held). Under US GAAP they are based more on the percentage shareholding with strong evidence required to, for example, not consolidate an entity with a greater than 50% shareholding.

During fiscal year 2000, Eidos acquired 75% and 25% holdings in Proein SA and Pyro Studios SL, respectively. Because of the nature of the contractual joint control arrangements, these investments have been accounted for as joint ventures under UK GAAP. This means they have been accounted for using the equity method (with additional disclosures required under UK GAAP). Under US GAAP, Proein has been treated as a subsidiary and consolidated. Pyro Studios have been accounted for using the equity method. These differing accounting treatments do not affect the calculation of goodwill. On a line by line basis the statement of operations and balance sheets under UK and US GAAP differ; however, in reconciling net income and shareholders' equity from UK to US GAAP there is only one minor difference. This is due to the differing treatment of the provision for profit on unsold inventory. Proein is a distributor of entertainment software in Spain; Eidos is one of Proein's main suppliers. At each period end adjustments have to be made for the Eidos' profit on inventory as yet unsold by Proein. Adjustments are made for both UK and US GAAP, however, under the equity method (UK GAAP) this adjustment is restricted to Eidos' percentage of Proein (75%), whereas under full consolidation principles the adjustment is for 100%.

In addition to the aforementioned acquisitions, Eidos has made a series of investments in Top Cow Productions, Inc. in the last two years such that the current holding is now 26%. Under UK GAAP the investment is not treated as an associate (which would require equity accounting) because, although Eidos has a participating interest (defined as over 20%), it does not exercise significant influence over the operating and financial policies of the company. Under US GAAP the investment is accounted for by the equity method, with the resulting goodwill being amortized over three years. Furthermore, under US GAAP, because the original investment took place in the year ended March 31, 1999 (a step acquisition), the equity method of accounting has been applied retrospectively and prior year US GAAP numbers have been restated accordingly.

(2) Equity securities

Under UK GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under US GAAP, these securities are marked to market with any unrealised gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

In prior years, Eidos had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at September 30, 1999 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for US accounting purposes.

During March 2000, Eidos sold a large proportion of its shareholding (at a significant discount to then quoted market price). The remaining holding is being marked to market under US GAAP since in the present circumstances, the quoted price is considered to be a reasonable reflection of the fair value.

(3) Revenue recognition

Under UK GAAP, licence income and advance royalties are recognised when contractually due and non-refundable. Under US GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, Eidos received non-refundable advance royalties which met the criteria for recognition under UK GAAP, but not under US GAAP. Accordingly, under US GAAP these advance royalties were and continue to be deferred and will be recognised as royalties are actually earned.

(4) Deferred taxation

Under UK GAAP deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystalise in the foreseeable future.

Under US GAAP, deferred tax assets and liabilities are recorded for temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the amount which is more likely than not to be realised.

3.  Segmental analysis

The analysis by class of business of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.

                                         Turnover                     Loss before taxation                    Gross assets
                              -------------------------------    -------------------------------     -------------------------------
                               Six months ended September 30,     Six months ended September 30,
                              -------------------------------    -------------------------------      September 30,        March 31,
                                       2000              1999             2000              1999               2000             2000
                              -------------     -------------    -------------     -------------      -------------    -------------
Class of business                      L000              L000             L000              L000               L000             L000
Computer software                    35,451            41,842          (82,018)          (37,997)            89,267          266,319
Video editing                         1,963             2,223             (330)               90              1,782            2,329
                              -------------     -------------    -------------     -------------      -------------    -------------
                                     37,414            44,065          (82,348)          (37,907)            91,049          268,648
                              =============     =============    =============     =============      =============    =============

The geographical analysis of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.

                                              Turnover to unaffiliated customers                           Inter-segment sales
                              ------------------------------------------------------------------     -------------------------------
                                      By destination                     By origination                      By destination
                                     Six months ended                   Six months ended                    Six months ended
                                       September 30,                      September 30,                       September 30,
                              -------------------------------    -------------------------------     -------------------------------
                                       2000              1999             2000              1999               2000             1999
                              -------------     -------------    -------------     -------------      -------------    -------------
Geographical segment                     L000              L000             L000              L000             L000             L000
United Kingdom                         10,174             9,450           15,282            14,891            1,073            2,787
Germany                                 3,976             5,151            4,472             4,960            2,025            3,954
France                                  3,940             3,599            4,684             6,053            3,595            3,789
Rest of Europe                          3,137             6,174               --                --               --               --
US                                      7,317            16,979           12,217            17,462            2,142            5,707
Rest of World                           8,870             2,707              759               694              317              288
                                -------------     -------------    -------------     -------------    -------------    -------------
                                       37,414            44,060           37,414            44,060            9,152           16,525
                                =============     =============    =============     =============    =============    =============

                                                                                                           Inter-segment sales
                                                                                                     -------------------------------
                                                                                                             By  origination
                                                                                                            Six  months ended
                                                                                                              September 30,
                                                                                                     -------------------------------
                                                                                                               2000             1999
                                                                                                      --------------   -------------
Geographical segment                                                                                           L000             L000
United Kingdom                                                                                                6,831           10,609
Germany                                                                                                          --               60
France                                                                                                           --               --
Rest of Europe                                                                                                   --               --
US                                                                                                            1,897            5,853
Rest of World                                                                                                   424                3
                                                                                                      -------------    -------------
                                                                                                              9,152           16,525
                                                                                                      =============    =============

Net loss before tax

                                                                Six months ended
                                                                   September 30,
                                                 -------------------------------
                                                           2000             1999
                                                  -------------    -------------
Geographical segment                                       L000             L000
United Kingdom                                          (62,531)         (21,147)
Germany                                                  (1,261)            (850)
France                                                   (1,273)          (1,341)
US                                                      (17,124)         (14,058)
Rest of World                                              (159)            (511)
                                                  -------------    -------------
                                                        (82,348)         (37,907)
                                                  =============    =============

Gross assets

                                                  September 30,        March 31,
Geographical segment                                       2000             2000
                                                  -------------    -------------
                                                           L000             L000
United Kingdom                                           38,551          188,444
Germany                                                  10,460           13,835
France                                                    1,200            5,698
Spain (joint ventures)                                    3,518            4,682
US                                                       36,704           55,240
Rest of World                                               616              749
                                                  -------------    -------------
                                                         91,049          268,648
                                                  =============    =============

4.  Stocks

                                                   September 30,       March 31,
                                                            2000            2000
                                                    ------------    ------------
                                                           L000             L000
Raw materials                                                716             496
Finished goods                                            10,807          12,790
                                                    ------------    ------------
                                                          11,523          13,286
                                                    ============    ============

Stocks are stated net of provisions of L3,876,000 at September 30, 2000 and L2,685,000 at March 31, 2000.

5.  Borrowings

                                                                           September 30, 2000                March 31, 2000
                                                                   -------------------------------   -------------------------------
                                                                      Due within         Due after       Due within        Due after
                                                                        One year          One year         One year         One year
                                                                   -------------     -------------    -------------    -------------
                                                                            L000              L000             L000             L000
Borrowings
Bank loans and overdrafts                                                 11,627                --           80,616               --
Obligations under finance leases                                              64               386              148               53
                                                                   -------------     -------------    -------------    -------------
                                                                          11,691               386           80,764               53
                                                                   -------------     -------------    -------------    -------------
Other creditors
Trade creditors                                                            7,219                --           14,656               --
Royalty creditors                                                          4,341                --            8,380               --
Other tax and social security                                                 --                --            5,960               --
Other creditors                                                            4,609                --              287               --
Accruals and deferred income                                              10,069                --           11,949               --
Corporation tax                                                            1,521                --           20,180               --
                                                                   -------------     -------------    -------------    -------------
                                                                          27,759                --           61,412               --
                                                                   -------------                      -------------
                                                                          39,450               386          142,176               53
                                                                   =============     =============    =============    =============

6.  Commitments and contingencies

As at September 30, 2000 Eidos had contracts to make future payments totalling L12.1 million to various licensors and developers involved in providing games software for Eidos' use. Eidos also has annual commitments under operating leases of L2.9 million, L2.2 million relating to land and buildings and L0.7 million for motor vehicles and equipment. The leases for office premises are as described in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2000. The largest office is in Menlo Park, California, which has an eight year lease and annual commitment of $1.2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2000

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Eidos' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those discussed in the "Risk Factors" section of Eidos' Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2000.

The following discussion is based on the Unaudited Consolidated Financial Statements of Eidos, which have been prepared in accordance with UK GAAP. See the Unaudited Consolidated Financial Statements of Eidos for information on the differences between UK GAAP and US GAAP that affect Eidos' net income and shareholders' equity.

OVERVIEW

Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling in relation to other currencies; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of Eidos' financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, Eidos has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations.

Eidos publishes its consolidated financial statements in pounds sterling. A significant portion of Eidos' assets and net revenues are generated in foreign currency, primarily US dollars, French Francs and German Marks. In translating the results of its overseas operations Eidos is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against the pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against the pound sterling could increase reported revenues.

As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

RESULTS OF OPERATIONS

For the three months ended September 30, 2000 compared to three months ended September 30, 1999

Under UK GAAP, an alternative profit and loss account format was presented to show the effect of one-off or `exceptional', charges in the period. These exceptional items do not meet the definition of "Extraordinary items" under US GAAP. Any commentary in this press release relating to "exceptional items" should therefore be read for US GAAP purposes as an "unusual item".

Net revenue

Net revenue increased 37.4% to L37.5 million in the three months ended September 30, 2000 (1999: L27.3 million), before the exceptional charge incurred in respect of returns. Three new titles were launched in the three months ended September 30, 2000; Sydney 2000, Powerstone 2 and in the UK, Who Wants to be a Millionaire. (1999:three)

23% of games revenue was from sales of PC products compared to 31% for the corresponding period of last year, reflecting the strong performance of console titles this quarter.

Pre exceptional net revenue increased due to the total number of units shipped in the quarter increasing to 2.5 million from 2.4 million in the corresponding period of 1999 and an increase in sub-licence income. This net revenue increase was in spite of the lower average initial selling price and the continuing weak state of the market. During the period to 30 September 2000, trading conditions continued to be difficult as the uncertainty persisted surrounding the release of new hardware platforms. Although sales of product launched in the half year were in line with expectations, the sell through during the period of titles released in the previous financial year was significantly lower than we had previously anticipated. Consequently the provisions made at the end of the last financial year against stock then in the retail channel have since proved to be inadequate and a further L16.9m exceptional charge to turnover and profit has been made.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the three months ended September 30, 2000, cost of sales was L14.9 million. This represented 39.6% of pre exceptional net revenue, compared to L11.3 million, or 41.7% of net revenue, in the corresponding period last year. Before the exceptional charge to turnover, gross margin for the quarter was 60.4% compared to 58.4% in the corresponding period last year. The increase in margin reflects the slightly higher proportion of sales of new titles compared to catalogue sales in the current period.

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortization costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs for the three months ended September 30, 2000 were L4.5 million (12.0% of pre exceptional revenue) compared to L3.9 million (14.5% of revenue) in the corresponding period last year. This reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs were lower at L4.3 million for the quarter (1999: L5.5 million).

Research and Development

Research and development primarily consists of software development costs. These costs include:

o   internal development costs,

o   development fees paid under publishing agreements to external developers;
    and

o   advance royalties paid under licensing arrangements.

Research and development spend represents the Company's investment in product development of L8.4 million for the three months ended September 30, 2000 (1999: L11.2 million). Also included is pure research and development of L0.3 million (1999: L0.6 million). Pure research and development costs are decreasing as Eidos is focussing on the core games development business now. The product development charge for the quarter includes L5.7 million (1999: L8.0 million) invested in a pipeline of 30 titles which have yet to be released.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortization charges.

Total general and administrative costs including goodwill were L10.7 million or 28.5% of pre exceptional revenue (1999: L9.7 million or 35.6% of revenue). General and administrative costs excluding goodwill were L8.7 million or 23.2% of pre exceptional revenue (1999: L7.2 million or 26.6%) for the quarter, including L0.9 million of exceptional administration costs charged by the company in respect of the aborted take over talks.

Amortization of goodwill arising on the acquisition of Proein and Pyro (which are accounted for as joint ventures) of L1.2 million (1999: L1.0 million) is shown separately as part of the results of the joint ventures rather than as part of Group operating results. This is in accordance with Financial Reporting Standard No.9 ("FRS9") and represents a change in presentation from that shown in the March 31, 2000 Annual Report on Form 20-F where the charge was included within general and administrative expenses.

Write down of Express investment

On 11 November 1999 the Group acquired an interest of 12.6% in Express.com ("Express") an internet company for $55m. As mentioned in the 2001 First Quarter Results, Express operates in the business to consumer ("b2c") sector, which has undergone a very difficult period during 2000. Express has experienced challenging trading conditions, which has meant that the high growth levels originally forecast did not materialise. This combined with a changed investor perception of b2c internet companies during 2000, has had an adverse impact on the value of this investment.

The directors have considered all the current circumstances relating to its investment in Express and have decided to make full provision against the carrying value of the investment in Eidos' books. This prudent approach is considered appropriate and removes any further downside exposure to the Group's profit and loss account in respect of this investment.

In accordance with FRS3 this provision has been shown below the operating loss from continuing activities.

Taxation

In respect of the three months to September 30, 2000 no tax credit has been applied. (1999 L4.0 million).

For the six months ended September 30, 2000 compared to the six months ended September 30, 1999

Net revenue

Net revenue increased 23.1% from L44.1 million in the six months ended September 30, 1999 to L54.3 million in the six months ended September
30, 2000, before the exceptional charge incurred in respect of returns. There were eight (1999: five) new games released in the six months ended September 30, 2000. These were Code Veronica, Daikatana, Deus Ex, Formula One, The Misadventures of Tron Bonne, Sydney 2000, Who Wants to be a Millionaire and Powerstone 2.

44% of games revenue was from sales of PC products compared to 43% for the corresponding period of last year. The total number of units shipped in the period was 3.6 million compared to 3.9 million in the corresponding period of 1999.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the six months ended September 30, 2000, cost of sales was L24.0 million. This represented 44.1% of pre exceptional net revenue, compared to L19.7 million, or 44.7% of net revenue, in the corresponding period.
Before the exceptional charge to turnover, gross margin was 55.9% for the period compared to 55.3% for the corresponding period last year. The increase in margin reflects the slightly higher proportion of sales of new titles compared to catalogue titles in the current period.

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortization costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs in the half year were L9.0 million (16.6% of pre exceptional revenue) compared to L7.9 million (17.9% of revenue) in the corresponding period of 1999. This includes expenditure of L0.5 million in respect of titles to be released in the second half of the year (1999:
L1.6 million).

The fixed element of selling and marketing costs was L8.9 million compared to L10.4 million in the prior year. This reflects tighter cost control and the lower amortization cost of promotional licences.

Research and Development

Research and development primarily consists of software development costs. These costs include:

o   internal development costs,

o   development fees paid under publishing agreements to external developers;
    and

o   advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of L19.6 million (1999: L22.1 million) and pure research and development of L0.6 million (1999: L1.5 million).
Product development includes L12.1 million (1999: L15.7 million) invested in a pipeline of over 30 titles to be released over the next two years.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortization charges.

Total general and administrative costs for the period were L19.3 million (35.6% of pre exceptional revenue) compared to L18.4 million (41.8% of revenue) in 1999. General and administrative costs excluding goodwill, were L13.9 million (25.5% of pre exceptional revenue), compared to L13.4 million in the corresponding period (30.4% of revenue) reflecting L0.9 million of exceptional costs charged by the company in respect of the aborted take over talks.

Taxation

A tax credit of L7.0 million (1999: 10.9 million) has been applied to the loss on ordinary activities of L82.3 million. This reflects the projected underlying tax rate for the year to 31 March 2001 of 20.0%.

Liquidity and capital resources

At September 30, 2000 Eidos had cash and cash equivalents of L5.4 million and Eidos' working capital was L60.5 million.

Eidos utilised cash of L14.2 million from its operating activities in the six months ended September 30, 2000. Tax and interest payments and capital expenditure amounted to L15.4 million represented the only significant outflows of cash for the first six months. At September 30, 2000 Eidos had net assets of L51.2 million compared to L126.4 million at March 31, 2000. The decrease since the year end is due to the operating loss sustained in the first six months as well as the exceptional charges.

Total fixed assets comprise intangible assets (goodwill) of L11.9 million (March 31, 2000: L16.0 million), tangible fixed assets of L5.5 million (March 31, 2000: L6.0 million) and investments of L13.1 million (March 31, 2000: L52.2 million). This fall in the value of investments is due to the write down of the Express investment.

Investments include L8.7 million net goodwill relating to joint ventures, which has been disclosed in accordance with the requirements of FRS9. The March 31, 2000 comparatives have been reclassified from those included in the March 31, 2000 Annual Report to comply with the disclosure requirements of the FRS.

The Euro

The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, German Mark and other participating currencies until the local currencies are phased out by January 1, 2002. The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. There have been negligible external costs relating to the introduction of the Euro to date (less than L10,000). It is anticipated that once the Euro is implemented fully there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

The Company has established a task force comprising senior representatives from finance, operations, sales and marketing in France, Germany and the UK to consider the wider issues relating to the Euro and the Company's response. It will be difficult to establish a Europe-wide policy until the UK's position with regard to the Euro becomes clearer.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point (as existing price points are translated to the Euro then possibly rounded down by the retailer). At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "grey imports" and minimise this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the UK. These receipts are translated to Sterling and where appropriate the currency risk is hedged in accordance with Company policies. Should the UK convert to the Euro this currency risk will be eliminated and the US dollar will become the only significant currency exposure.

Market Risk

A full discussion of Eidos' exposure to market risk is given in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2000. Since that date there have been no significant changes in exposure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

EIDOS plc


By: /S/ Michael McGarvey                                      January 23, 2000
    Michael McGarvey
    Chief Executive Officer

                                                                06 October 2000
                                                              Immediate Release

                                  Exhibit E-1

EIDOS PLC - BOARD CHANGE

Eidos plc today announced the resignation of Mr Jeremy Lewis, Chief Financial Officer, with immediate effect. Mr Lewis is leaving Eidos to pursue a range of other interests. The company has commenced an external search for a new Chief Financial Officer to replace Mr Lewis.

Michael McGarvey, Chief Operating Officer, said:

"On behalf of the Board, I should like to thank Jeremy for the positive contribution he has made to Eidos and we wish him well for the future."

                                    - ends -

Enquiries:
Mike McGarvey, COO:                                                020 8636 3000
Simon Ellis, Binns & Co. PR Ltd.:                                  020 7786 9600
Brad Edwards, Brainerd Communicators:                           001 212 986 6667

For Release                        11.30am                       9 October 2000

                                  Exhibit E-2

Eidos plc

                            CESSATION OF OFFER TALKS

Following the announcement on 20 June 2000 that it was in early stage discussions which might or might not lead to an offer for the whole of the issued share capital of Eidos, the Board of Eidos announces that these discussions have now terminated. The Board gave the approach serious consideration, but concluded that the terms discussed did not represent fair value for shareholders.

Eidos will continue to pursue its strategy of being one of the world's leading independent developers and publishers of entertainment software. Eidos has just launched its new game, "Who wants to be a Millionaire", with an updated version of Championship Manager scheduled for release on 27th October. Further product launches in the run up to Christmas 2000 include Chicken Run, 102 Dalmations and Tomb Raider Chronicles.

With regard to current trading we updated the markets at the time of our AGM on 14th September 2000, reiterating our statement from our first quarter to 30 June 2000 that "there continues to be a low level of activity in the retail market. The industry also continues to experience an overall slowdown in anticipation of the release of Sony's Playstation 2". Within this depressed market, Eidos continues to trade in line with the directors' expectations at the start of the financial year.

Enquiries:
Mike McGarvey, COO:                                               020 8636 3000
Jonathan Glass, Brunswick:                                        020 7404 5959
Sara Musgrave, Brunswick:                                         07974 982 309
Ryan Barr, Brainerd Communicators Inc:                           1 212 986 6667
Michael Bedford, Dresdner Kleinwort Benson:                       020 7623 8000
Piers de Montfort, Morgan Stanley:                                020 7513 8000

For Immediate Release                                           1 November 2000

                                 Exhibit E-3

Eidos plc

                         Announcement of Board Changes

The Board of Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, today announces the appointment of Chief Operating Officer, Michael McGarvey, as Chief Executive Officer. Charles Cornwall, the former Chief Executive, has asked to be released to spend more time on his Technology and Mining interests in the USA and South Africa and has stepped down with immediate effect.

The Board also announces the appointment of Jonathan Kemp, former Managing Director of Eidos UK, to the position of European Managing Director. Jonathan will report directly to the Chief Executive Officer, but will not sit on the main Eidos Board.

Chief Executive Officer, Michael McGarvey, commented:

"Since his appointment to the Board of Eidos in 1993, Charles Cornwall has made a substantial contribution to the Company and has been one of the key architects of its intensive acquisition and investment programme. On behalf of the Board, I would like to thank Charles for his contribution and wish him every success in the future."

"Eidos is entering a new chapter and I look forward to working closely with the rest of the management team to take Eidos forward to the next stage of its development. Our strategy is to focus and build on our successful core business and to deliver value for shareholders."

Charles Cornwall commented:

"I believe that Mike McGarvey is one of the most talented and capable executives in the interactive industry and as a shareholder I have every faith in his ability to optimise the Company's development in the future."

Eidos is one of the world's largest publishers and developers of entertainment software. Eidos develops and publishes a diverse mix of titles for the Sony PlayStation[R] and the new PlayStationu[R]2, Dreamcast[TM], Nintendo[R]
Game Boy[R] Color and multimedia PC markets in the US, the UK, Europe and Asia.

Contact:
Michael McGarvey, Chief Executive Officer:020 8636 3000
Jeremy Heath-Smith, Global Head of Development:    020 8636 3000
Ian Livingstone, Chairman:                         020 8636 3000
Jonathan Glass, Brunswick:                         020 7404 5959
Sara Musgrave, Brunswick:                          020 7404 5959
Ryan Barr/Brad Edwards, Brainerd Communicators: 001 212 986 6667

Notes to Editors

Michael McGarvey

Michael McGarvey has served as Chief Operating Officer of the Company and as a director of the Company since October 1997. Prior to that he was Chief Executive Officer of Eidos Interactive, Inc. He joined Domark Software, Inc in February 1994 and was Director of Sales then Vice President of Sales and Marketing. From May 1990 to February 1994, he served as Director of Sales for Diceon Electronics.

Jonathan Kemp

Jonathan Kemp has served as Managing Director of Eidos Interactive Limited, a wholly-owned subsidiary of the Company since November 1998. From October 1997 to November 1998, he served as Sales Director of Eidos Interactive Limited. From 1988 to 1997, he worked for Microprose Ltd in various sales roles finally as Sales Director from 1994 to 1997.

Charles Cornwall

Charles Cornwall has served as Chief Executive Officer since October 1995 and as a director since May 1993. Prior to that he was involved in the consolidation of and investment in a number of gold mining companies in South Africa. From 1989 to 1992, he worked for Chartered WestLB where he was involved in mergers and acquisitions and corporate finance.

This press release is not intended for and may not be distributed in the United States, or to US persons.

For Immediate Release                                          28 November 2000

                                  Exhibit E-4

                                   Eidos plc
                              2000 Interim Results

Eidos plc ("Eidos"), one of the world's leading independent publishers and developers of entertainment software, announces results for the six months ended 30 September 2000.

Financial Overview

o Turnover pre exceptional items:                       L54.3m     (1999: L44.1m)
o EBITDA pre exceptional items:                        L(18.8m)   (1999: L(29.3m))
o Loss per share pre exceptional items:                 (20.5p)    (1999: (29.2p))
o Exceptional items:                                   L(54.1m)        (1999: L0)
o Loss before tax post exceptional items:              L(82.3m)   (1999: L(37.9m))
o Loss per share post exceptional items:                (72.7p)    (1999: (29.2p))

Business Highlights

o Mike McGarvey appointed as Chief Executive Officer
o Four hit titles launched in the period
o Fixed selling and marketing costs down 14% to L8.9m
o "Who Wants To Be A Millionaire?" released in September makes UK chart history

Michael McGarvey, Chief Executive Officer, says:

"The pre-exceptional results show a significant improvement in like-for-like trading on the corresponding period of the previous year. This demonstrates the levels of success that high quality titles such as Deus Ex, Sydney 2000, Code Veronica and Who Wants To Be A Millionaire can still achieve despite a difficult market. The results also reflect the Group's continuing commitment to reducing its cost base to a level consistent with the current market conditions.

The next generation of hardware platforms is now starting to be delivered to the retail trade. With our diversified portfolio of strongly branded original and franchise titles addressing multiple hardware platforms we are confident that we can successfully build on our existing strong market position. The financial outcome for the full year, before exceptional items, is anticipated to be in line with market expectations."

Contact:

Michael McGarvey, CEO:                      020 8636 3000
Jonathan Glass/Sara Musgrave, Brunswick:    020 7404 5959
Ryan Barr, Brainerd Communicators:       001 212 986 6667

                              CHAIRMAN'S STATEMENT

Introduction and Overview

"Our sales performance in the six months to 30 September 2000, pre-exceptional items, was 23.1% above the corresponding period last year and was in line with our expectations. The benefits of the cost reduction plans we announced and started to implement earlier in the year are now beginning to come through into our reported results. We have a strong portfolio of titles over all platforms ready for our important selling period. We anticipate the financial outcome for the full year, before exceptional items, will be in line with current market expectations.

We have undertaken a thorough review of our financial position and have decided that it is appropriate to make provision for certain exceptional items, which are described below. These items are non-recurring in nature and have been disclosed separately to enable a better understanding of the financial statements of the Company.

Exceptional Items

Additional returns provisions for products released in prior financial year

During the six months to 30 September 2000, trading conditions continued to be difficult as the uncertainty persisted surrounding the release of new hardware platforms. Although sales of product launched in the half year were in line with expectations, the sell through during the period of titles released in the previous financial year was significantly lower than we had previously anticipated. Consequently the provisions made at the end of the last financial year against stock then in the retail channel have since proved to be inadequate and a further L16.9m exceptional charge to turnover and profit has been made.

Write down of investment in Express.com

On 11 November 1999 the Group acquired an interest of 12.6% in Express.com ("Express") an internet company for $55m. As mentioned in the 2001 First Quarter Results, Express operates in the business to consumer ("b2c") sector, that has undergone a very difficult period during 2000. Express has experienced challenging trading conditions, which has meant that the high growth levels originally forecast did not materialise. This combined with a changed investor perception of b2c internet companies during 2000, has had an adverse impact on the value of this investment.

The directors have considered all the current circumstances relating to its investment in Express and have decided to make full provision against the carrying value of the investment in Eidos' books. This prudent approach is considered appropriate and removes any further downside exposure to the Group's profit and loss account in respect of this investment.

In accordance with FRS3 this provision has been shown below the operating loss from continuing activities.

Legal and professional fees in relation to aborted takeover talks

During the period L0.9m legal and professional fees were incurred in respect of the previously disclosed bid talks.

Review of Operations

Turnover increased 23.1% from L44.1 million to L54.3 million, before the exceptional charge incurred in respect of returns. Pre exceptional operating losses were reduced by 23.3% from L36.9m to L28.3m after goodwill amortization of L7.8 million (1999: L6.0m). The pre exceptionals loss per share was 20.5p, or 12.9p excluding goodwill, compared to 29.2p and 22.8p respectively. This is based on a weighted average number of shares in issue during the period of 103,606,545 (1999: 92,317,480). Post-exceptional items, turnover was 15.1% down on the prior period, whilst operating losses increased by 25.0% to L46.1m. The loss before exceptionals and after tax was L21.3 million for the six months ended 30 September 2000 compared to a loss of L27.0m for the corresponding period last year.

Notwithstanding the requirement to make provision for exceptional items, the Board has been satisfied with the underlying performance in the period. The chart success of titles such as Deus Ex, Sydney 2000, Code Veronica and Who Wants To Be A Millionaire has demonstrated that premium quality titles backed with strong branding and franchises can still perform well in a difficult market. The success of Who Wants To Be A Millionaire has been particularly notable with the title making UK chart history by becoming the first ever title to top the All Format, PlayStation, PC and Dreamcast charts in the same week. October saw Eidos achieve its highest ever penetration of the UK market with a 14% share of sales value, giving it the No.1 market position for the first time.

There were eight (1999: five) new games released in the six months ended 30 September 2000. These were Code Veronica, Daikatana, Deus Ex, Formula One, The Misadventures of Tron Bonne, Sydney 2000, Who Wants To Be A Millionaire and Powerstone 2.

Before the exceptional charge to turnover, gross margin was 55.9% for the half year compared to 55.3% for the corresponding period last year. The increase in margin reflects the slightly higher proportion of sales of new titles compared to catalogue titles in the current period.

The Board is confident that the product pipeline is of sufficient quality and diversity to enable Eidos to capitalise on the opportunities offered by new and emerging hardware platforms. Indeed our strategy of platform independence gives us greater strength and flexibility to meet future market demands and developments. Also, as an independent publisher, we are able to offer our consumers branded and franchise titles that they are familiar with and which deliver the incremental improvements in game play and graphics that the new platforms demand.

We have also recently announced a deal with nGame to develop a WAP version of the title Gangsters. This is a further example of how our existing properties can be exploited on new platforms as they come to market. Moreover as the available methods of delivering game play increase, then so will our opportunities to exploit our portfolio of intellectual properties and content, bringing them to successively wider sections of the global mass market.

Selling and Marketing

Advertising costs in the half year were L9.0 million (16.6% of pre exceptionals turnover) compared to L7.9 million (17.9% of turnover) in the corresponding period of 1999. This includes expenditure of L0.5 million in respect of titles to be released in the second half of the year (1999: L1.6 million).

The fixed element of selling and marketing costs was down 14.6% to L8.9 million compared to L10.4 million in the prior year. The reduction in expenditure reflects tighter cost control and the lower amortization cost of promotional licences.

Research and Development

Research and development represents the Company's investment in product development of L19.6 million (1999: L22.1 million) and pure research and development of L0.6 million (1999: L1.5 million). The reduction in product development expenditure reflects the increasing emphasis on internally developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. This pipeline includes L12.1 million (1999: L15.7 million) invested in more than 30 titles to be released over the next two years. The termination of certain non-core activities has lead to the decrease in pure research and development expenditure.

General and Administrative

Pre exceptional charges, General and administrative costs for the period were L18.4 million (33.9% of turnover) compared to L18.4 million (41.7% of turnover) in 1999. General and administrative costs excluding goodwill of L5.4 million, were L13.0 million (24.0% of turnover), compared to L13.4 million in the corresponding period (30.4% of turnover).

Financing and Cashflow

At 30 September 2000 Eidos had cash balances of L5.4m (1999:
L3.2m) and gross debt of L14m (1999: L23.9m). The Company has in place a L50m banking facility tailored to meet its working capital requirements.

The net cash outflow from operating activities was L14.2 million compared to L31.2 million in the corresponding period of 1999. This is after Eidos' investment in product development and pure research and development of L20.2 million (1999: L23.6 million).

Taxation

A tax credit of L7.0 million has been applied to the loss on ordinary activities of L82.3 million. This reflects the projected underlying tax rate for the year of 20.0%, which is a revised estimate based on the losses sustained in the period since 30 June 2000.

Board and Management

On 1 November Mike McGarvey was appointed Chief Executive Officer, having previously been Chief Operating Officer. He replaced former Chief Executive, Charles Cornwall who left the Company on that date. On 6 October 2000 Jeremy Lewis resigned as Finance Director and left the company to pursue other interests.

A search for a new Finance Director is currently underway. The Company is also seeking to appoint a further independent non-executive director.

Bid talks

An indicative offer was received from a third party on 19 June 2000, which, following a share price rise on 20 June, necessitated an announcement in the markets in which Eidos' shares are traded. On 9 October 2000 the Group's Board announced that it did not believe that the terms discussed represented fair value for shareholders, and the discussions were terminated accordingly. The Board firmly believes in the potential for Eidos to continue as a stand-alone company and is pursuing a strategy that is in the best interests of shareholders.

Outlook

The Group is continuing to focus on achieving further lasting cost reductions and improvements in efficiencies within its core business, whilst retaining the capability to execute on its development and publishing strategies.

The pre-exceptional results show an improvement in like-for-like trading on the previous period. This demonstrates the levels of success that high quality titles such as Deus Ex, Sydney 2000, Code Veronica and Who Wants To Be A Millionaire can still achieve despite a difficult market. In this respect, the Group anticipates that its new and imminent releases which include Championship Manager 00/01, Timesplitters, Hitman and Tomb Raider Chronicles will also be successful.

The next generation of hardware platforms is now starting to be delivered to the retail trade. With our diversified portfolio of strongly branded original and franchise titles appearing on multiple hardware platforms we are confident that we can successfully build on our existing market position. The financial outcome for the full year, before exceptional items, is anticipated to be in line with market expectations."

Ian Livingstone
Chairman
28 November 2000
EIDOS plc

EIDOS plc

Unaudited Consolidated Profit and Loss Account

                                                                      Before
                                                                  Exceptional     Exceptional
                                                                        items           items              Total              Total
                                                                   Six months      Six months         Six months         Six months
                                                                           to              to                 to                 to
                                                                 30 September    30 September       30 September       30 September
                                                                         2000            2000               2000               1999
                                                              --------------- ---------------    ---------------    ---------------
                                                                         L000            L000               L000               L000
Turnover: group and share of joint venture                             57,615         (16,900)            40,715             44,060
Less: share of joint ventures' turnover                                (3,301)             --             (3,301)                --
                                                                  -----------     -----------    ---------------    ---------------
Group turnover - continuing operations                                 54,314         (16,900)            37,414             44,060
Cost of sales                                                         (23,950)             --            (23,950)           (19,692)
                                                                  -----------     -----------    ---------------    ---------------
Gross profit                                                           30,364         (16,900)            13,464             24,368
Sales and marketing                                                   (17,877)             --            (17,877)           (18,330)
Research and development                                              (20,236)             --            (20,236)           (23,558)
General and administrative
 Amortization of goodwill                                              (5,365)             --             (5,365)            (4,981)
 Other                                                                (13,040)           (938)           (13,978)           (13,415)
                                                                  -----------     -----------    ---------------    ---------------
Total general and administrative                                      (18,405)           (938)           (19,343)           (18,396)
                                                                  -----------     -----------    ---------------    ---------------
Operating expenses                                                    (56,518)           (938)           (57,456)           (60,284)
                                                                  -----------     -----------    ---------------    ---------------
Group operating loss                                                  (26,154)        (17,838)           (43,992)           (35,916)
Share of operating profit of joint venture                                305              --                305                 --
Joint venture goodwill amortization                                    (2,460)             --             (2,460)            (1,009)
                                                                  -----------     -----------    ---------------    ---------------
Total operating loss profit continuing operations                     (28,309)        (17,838)           (46,147)           (36,925)
Write down of Express Investment                                           --         (36,249)           (36,249)                --
Interest receivable                                                       589              --                589                551
Interest payable and similar charges                                     (541)             --               (541)            (1,533)
                                                                  -----------     -----------    ---------------    ---------------
Loss on ordinary activities before tax                                (28,261)        (54,087)           (82,348)           (37,907)
Tax on loss on ordinary activities                                      7,006              --              7,006             10,913
                                                                  -----------     -----------    ---------------    ---------------
Net loss after tax                                                    (21,255)        (54,087)           (75,342)           (26,994)
                                                                  -----------     -----------    ---------------    ---------------
Loss per share                                                          (20.5)p         (52.2)p            (72.7)p           ( 29.2)
                                                                  ===========     ===========    ===============    ===============
Loss per share before goodwill                                          (12.9)p         (52.2)p            (65.1)p            (22.8)
                                                                  ===========     ===========    ===============    ===============

Notes:
1. The loss per share is based on a weighted average number of ordinary shares in issue of 103,606,545 for the six months ended 30 September 2000 (1999:
     92,317,480).

EIDOS plc
Unaudited Consolidated Balance Sheet

                                                 30 September       30 September
                                                         2000               1999
                                              ---------------    ---------------
                                                         L000               L000
Fixed assets
Intangible assets                                      11,909             20,234
Tangible assets                                         5,521              5,021
Investments
Joint ventures - share of net
 assets                                                 1,907              2,000
Joint ventures - goodwill                               8,677             14,809
Other investments                                       2,505             12,164
                                              ---------------    ---------------
Total fixed assets                                     30,519             54,228
                                              ---------------    ---------------
Current assets
Stocks                                                 11,523              5,762
Debtors                                                43,584             54,488
Cash at bank and in hand                                5,423              3,165
                                              ---------------    ---------------
Total current assets                                   60,530             63,415
Creditors: amounts falling due
 within one year                                      (39,450)           (49,090)
                                              ---------------    ---------------
Net current assets                                     21,080             14,325
                                              ---------------    ---------------
Total assets less current
 liabilities                                           51,599             68,553
Creditors due after more than one
 year                                                    (386)              (133)
                                              ---------------    ---------------
Net assets                                             51,213             68,420
                                              ===============    ===============
Capital and reserves
Called up share capital                                 2,074              2,000
Share premium account                                  85,479             77,769
Other reserves                                            719                707
Profit and loss account                               (37,059)           (12,056)
                                              ---------------    ---------------
Equity shareholders' funds                             51,213             68,420
                                              ===============    ===============

Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

EIDOS plc

Unaudited Consolidated Statements of Cash Flow

                                                 Six months to    Six months to
                                                  30 September     30 September
                                                          2000             1999
                                                 -------------    -------------
                                                          L000             L000
Net cash outflow from operating activities             (14,205)         (31,229)
                                                 -------------    -------------
Returns on investments and servicing of
 finance
Interest received                                          592              528
Interest paid on bond                                       --             (652)
Interest paid on finance leases                            (15)             (26)
Other interest paid                                     (1,767)            (587)
                                                 -------------    -------------
                                                        (1,190)            (737)
                                                 -------------    -------------
Taxation
Overseas tax paid                                         (675)          (6,229)
UK tax paid                                            (12,653)               4
                                                 -------------    -------------
                                                       (13,328)          (6,225)
                                                 -------------    -------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                         (966)          (1,053)
Sale of tangible fixed assets                               78                3
                                                 -------------    -------------
                                                          (888)          (1,050)
                                                 -------------    -------------
Acquisitions and disposals
Purchase of subsidiary undertakings                         --          (14,327)
Purchase of associated undertakings                         --          (17,728)
                                                 -------------    -------------
                                                            --          (32,055)
                                                 -------------    -------------
Net cash outflow before financing                      (29,611)         (71,296)

Financing
Issue of ordinary share capital                            448            2,317
Repayment of principal under finance leases                132             (182)
                                                 -------------    -------------
                                                           580            2,135
                                                 -------------    -------------
Decrease in cash in the period                         (29,031)         (69,161)
                                                 =============    =============

Notes:
1. Net cash outflow from operating activities is derived from an operating loss of L46,147,000 (1999: L36,925,000) adjusted for depreciation of L1,666,000 (1999: L1,590,000), loss on disposal of fixed assets of L0 (1999: loss L5,000), goodwill amortization and write offs of L7,825,000 (1999: L6,387,000) and a decrease in working capital of L22,451,000 (1999: increase L2,286,000).

2. Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.

                                  Exhibit E-5

FOR IMMEDIATE RELEASE

          EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER
                     AND HALF YEAR ENDED SEPTEMBER 30, 2000

LONDON, November 28, 2000 - Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the three and six months ended September 30, 2000. Revenues for the quarter were L20.6 million ($30.5 million), down from L27.3 million for the corresponding period last year. On a US GAAP basis the Company's loss before tax for the quarter ended September 30, 2000 was L60.2 million ($89.1 million), giving a net loss of L60.2 million
($89.1 million) and a loss per share of 58.1 pence (86.0c), compared to a net loss of L12.8 million and a loss per share of 13.3 pence in the corresponding period last year.

Under UK GAAP, an alternative profit and loss account format was presented to show the effect of one-off or `exceptional', charges in the period. Details of these exceptional charges are explained below in the section "Exceptional Items". These exceptional items do not meet the definition of "Extraordinary items" under US GAAP. Any commentary in this press release relating to "exceptional items" should therefore be read for US GAAP purposes as an "unusual item".

Commenting on Eidos' current trading and prospects, Ian Livingstone, Chairman, stated:

"Our sales performance in the six months to 30 September 2000, pre-exceptional items, was 23.1% above the corresponding period last year and was in line with our expectations. The benefits of the cost reduction plans we announced and started to implement earlier in the year are now beginning to come through into our reported results. We have a strong portfolio of titles over all platforms ready for our important selling period. We anticipate the financial outcome for the full year, before exceptional items, will be in line with current market expectations.

We have undertaken a thorough review of our financial position and have decided that it is appropriate to make provision for certain exceptional items, which are described below. These items are non-recurring in nature and have been disclosed separately to enable a better understanding of the financial statements of the Company.

Exceptional Items

Additional returns provisions for products released in prior financial year

During the six months to 30 September 2000, trading conditions continued to be difficult as the uncertainty persisted surrounding the release of new hardware platforms. Although sales of product launched in the half year were in line with expectations, the sell through during the period of titles released in the previous financial year was significantly lower than we had previously anticipated. Consequently the provisions made at the end of the last financial year against stock then in the retail channel have since proved to be inadequate and a further L16.9m exceptional charge to turnover and profit has been made.

Write down of investment in Express.com

On 11 November 1999 the Group acquired an interest of 12.6% in Express.com ("Express") an internet company for $55m. As mentioned in the 2001 First Quarter Results, Express operates in the business to consumer ("b2c") sector, that has undergone a very difficult period during 2000. Express has experienced challenging trading conditions, which has meant that the high growth levels originally forecast did not materialise. This combined with a changed investor perception of b2c internet companies during 2000, has had an adverse impact on the value of this investment.

The directors have considered all the current circumstances relating to its investment in Express and have decided to make full provision against the carrying value of the investment in Eidos' books. This prudent approach is considered appropriate and removes any further downside exposure to the Group's profit and loss account in respect of this investment.

In accordance with FRS3 this provision has been shown below the operating loss from continuing activities.

Legal and professional fees in relation to aborted takeover talks

During the period L0.9m legal and professional fees were incurred in respect of the previously disclosed bid talks.

Review of Operations

Turnover increased 23.1% from L44.1 million to L54.3 million, before the exceptional charge incurred in respect of returns. Pre exceptional operating losses were reduced by 23.3% from L36.9m to L28.3m after goodwill amortization of L7.8 million (1999: L6.0m). The pre exceptionals loss per share was 20.5p, or 12.9p excluding goodwill, compared to 29.2p and 22.8p respectively. This is based on a weighted average number of shares in issue during the period of 103,606,545 (1999: 92,317,480). Post-exceptional items, turnover was 15.1% down on the prior period, whilst operating losses increased by 25.0% to L46.1m. The loss before exceptionals and after tax was L21.3 million for the six months ended 30 September 2000 compared to a loss of L27.0m for the corresponding period last year.

Notwithstanding the requirement to make provision for exceptional items, the Board has been satisfied with the underlying performance in the period. The chart success of titles such as Deus Ex, Sydney 2000, Code Veronica and Who Wants To Be A Millionaire has demonstrated that premium quality titles backed with strong branding and franchises can still perform well in a difficult market. The success of Who Wants To Be A Millionaire has been particularly notable with the title making UK chart history by becoming the first ever title to top the All Format, PlayStation, PC and Dreamcast charts in the same week. October saw Eidos achieve its highest ever penetration of the UK market with a 14% share of sales value, giving it the No.1 market position for the first time.

There were eight (1999: five) new games released in the six months ended 30 September 2000. These were Code Veronica, Daikatana, Deus Ex, Formula One, The Misadventures of Tron Bonne, Sydney 2000, Who Wants To Be A Millionaire and Powerstone 2.

Before the exceptional charge to turnover, gross margin was 55.9% for the half year compared to 55.3% for the corresponding period last year. The increase in margin reflects the slightly higher proportion of sales of new titles compared to catalogue titles in the current period.

The Board is confident that the product pipeline is of sufficient quality and diversity to enable Eidos to capitalise on the opportunities offered by new and emerging hardware platforms. Indeed our strategy of platform independence gives us greater strength and flexibility to meet future market demands and developments. Also, as an independent publisher, we are able to offer our consumers branded and franchise titles that they are familiar with and which deliver the incremental improvements in game play and graphics that the new platforms demand.

We have also recently announced a deal with nGame to develop a WAP version of the title Gangsters. This is a further example of how our existing properties can be exploited on new platforms as they come to market. Moreover as the available methods of delivering game play increase, then so will our opportunities to exploit our portfolio of intellectual properties and content, bringing them to successively wider sections of the global mass market.

Selling and Marketing

Advertising costs in the half year were L9.0 million (16.6% of pre exceptionals turnover) compared to L7.9 million (17.9% of turnover) in the corresponding period of 1999. This includes expenditure of L0.5 million in respect of titles to be released in the second half of the year (1999: L1.6 million).

The fixed element of selling and marketing costs was down 14.6% to L8.9 million compared to L10.4 million in the prior year. The reduction in expenditure reflects tighter cost control and the lower amortization cost of promotional licences.

Research and Development

Research and development represents the Company's investment in product development of L19.6 million (1999: L22.1 million) and pure research and development of L0.6 million (1999: L1.5 million). The reduction in product development expenditure reflects the increasing emphasis on internally developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. This pipeline includes L12.1 million (1999: L15.7 million) invested in more than 30 titles to be released over the next two years. The termination of certain non-core activities has lead to the decrease in pure research and development expenditure.

General and Administrative

Pre exceptional charges, General and administrative costs for the period were L18.4 million (33.9% of turnover) compared to L18.4 million (41.7% of turnover) in 1999. General and administrative costs excluding goodwill of L5.4 million, were L13.0 million (24.0% of turnover), compared to L13.4 million in the corresponding period (30.4% of turnover).

Financing and Cashflow

At 30 September 2000 Eidos had cash balances of L5.4m (1999:
L3.2m) and gross debt of L14m (1999: L23.9m). The Company has in place a L50m banking facility tailored to meet its working capital requirements.

The net cash outflow from operating activities was L14.2 million compared to L31.2 million in the corresponding period of 1999. This is after Eidos' investment in product development and pure research and development of L20.2 million (1999: L23.6 million).

Taxation

A tax credit of L7.0 million has been applied to the loss on ordinary activities of L82.3 million. This reflects the projected underlying tax rate for the year of 20.0%, which is a revised estimate based on the losses sustained in the period since 30 June 2000.

Board and Management

On 1 November Mike McGarvey was appointed Chief Executive Officer, having previously been Chief Operating Officer. He replaced former Chief Executive, Charles Cornwall who left the Company on that date. On 6 October 2000 Jeremy Lewis resigned as Finance Director and left the company to pursue other interests.

A search for a new Finance Director is currently underway. The Company is also seeking to appoint a further independent non-executive director.

Bid talks

An indicative offer was received from a third party on 19 June 2000, which, following a share price rise on 20 June, necessitated an announcement in the markets in which Eidos' shares are traded. On 9 October 2000 the Group's Board announced that it did not believe that the terms discussed represented fair value for shareholders, and the discussions were terminated accordingly. The Board firmly believes in the potential for Eidos to continue as a stand-alone company and is pursuing a strategy that is in the best interests of shareholders.

Outlook

The Group is continuing to focus on achieving further lasting cost reductions and improvements in efficiencies within its core business, whilst retaining the capability to execute on its development and publishing strategies.

The pre-exceptional results show an improvement in like-for-like trading on the previous period. This demonstrates the levels of success that high quality titles such as Deus Ex, Sydney 2000, Code Veronica and Who Wants To Be A Millionaire can still achieve despite a difficult market. In this respect, the Group anticipates that its new and imminent releases which include Championship Manager 00/01, Timesplitters, Hitman and Tomb Raider Chronicles will also be successful.

The next generation of hardware platforms is now starting to be delivered to the retail trade. With our diversified portfolio of strongly branded original and franchise titles appearing on multiple hardware platforms we are confident that we can successfully build on our existing market position. The financial outcome for the full year, before exceptional items, is anticipated to be in line with market expectations."

Michael McGarvey, Chief Executive Officer, added:

"The pre-exceptional results show a significant improvement in like-for-like trading on the corresponding period of the previous year. This demonstrates the levels of success that high quality titles such as Deus Ex, Sydney 2000, Code Veronica and Who Wants To Be A Millionaire can still achieve despite a difficult market. The results also reflect the Group's continuing commitment to reducing its cost base to a level consistent with the current market conditions.

The next generation of hardware platforms is now starting to be delivered to the retail trade. With our diversified portfolio of strongly branded original and franchise titles addressing multiple hardware platforms we are confident that we can successfully build on our existing strong market position. The financial outcome for the full year, before exceptional items, is anticipated to be in line with market expectations."

                                                     US GAAP                                           US GAAP
                                                Three Months Ended                                 Six Months Ended
                                                  September 30,                                     September 30,
                                   ---------------------------------------------    ----------------------------------------------
                                              2000                     1999                     2000                     1999
                                  ----------------------------     -------------    -----------------------------    -------------
                                         $000*            L000              L000           $000*             L000             L000
                                   ----------    -------------     -------------    -----------     -------------    -------------
Net sales before exceptional
 items                                 58,007           39,194            27,250         86,194            58,239           44,060
EBITDA before exceptional
 items                                 (1,721)          (1,163)          (11,478)       (27,675)          (18,699)         (28,948)
Loss before tax and before
 exceptional items                     (9,031)          (6,102)          (16,822)       (42,136)          (28,470)         (38,051)
Exceptional items                     (80,049)         (54,087)               --        (80,068)          (54,100)              --
Net loss after exceptional
 items                                (89,105)         (60,206)          (12,824)      (111,977)          (75,660)         (27,138)
Loss per share                         (86.0c)          (58.1p)           (13.3p)       (108.1c)           (73.0p)          (29.4p)
Loss per share before
 goodwill                              (80.1c)          (54.1p)            (9.4p)        (96.4c)           (65.1p)          (22.3p)
                                  ----------------------------     -------------    -----------------------------    -------------
Weighted average shares                    103,606,545                96,739,770             103,606,545                92,317,480

* The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `L' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.48 to L1.00, the exchange rate published by Datastream for September 30, 2000.

Business Highlights

o   Four hit titles launched in the period

o   Fixed selling and marketing costs down 14% to L8.9m

o "Who Wants To Be A Millionaire?" released in September and goes on to set UK chart history

o   Mike McGarvey appointed as Chief Executive Officer

Certain statements contained in this press release may be deemed forward-looking that involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, products delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third-party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 2000.

Contact:

Michael McGarvey, CEO:                   0011 44 20 8636 3000
Jonathan Glass/Sara Musgrave, Brunswick: 0011 44 20 7404 5959
Ryan Barr, Brainerd Communicators:           001 212 986 6667

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP for the three and six months ended September 30, 2000

                                                                                                  Three months ended
                                                                                                    September 30,
                                                                                     ---------------------------------------------
                                                                                           2000             2000              1999
UK GAAP                                                                              ----------    -------------     -------------
                                                                                           $000             L000              L000
Turnover: Group and share of joint ventures'                                             57,344           38,746            27,250
Less: exceptional returns provisions                                                    (25,012)         (16,900)               --
                                                                                     ----------    -------------     -------------
                                                                                         32,332           21,846            27,250
Less: share of joint ventures' turnover                                                  (1,821)          (1,230)               --
                                                                                     ----------    -------------     -------------
Group turnover - continuing operations                                                   30,511           20,616            27,250
Costs of goods sold                                                                     (21,992)         (14,860)          (11,346)
                                                                                     ----------    -------------     -------------
Gross profit                                                                              8,519            5,756            15,904
                                                                                     ----------    -------------     -------------
Selling and marketing                                                                   (13,045)          (8,814)           (9,463)
Research and development                                                                (12,878)          (8,701)          (11,779)
General and administrative
Goodwill amortization                                                                    (4,023)          (2,718)           (2,467)
Other                                                                                   (11,807)          (7,978)           (7,246)
                                                                                     ----------    -------------     -------------
Operating expenses                                                                      (41,753)         (28,211)          (30,955)
                                                                                     ----------    -------------     -------------
Group operating loss - continuing operations                                            (33,234)         (22,455)          (15,051)
Joint venture operating profit                                                               24               16                --
Joint venture goodwill amortization                                                      (1,788)          (1,208)           (1,009)
                                                                                     ----------    -------------     -------------
____________________________________________________________________________________________________________________________________
|                                                                                                                                  |
| Total operating loss before operating exceptionals                                     (8,598)          (5,809)               -- |
| Operating exceptionals                                                                (26,400)         (17,838)               -- |
|__________________________________________________________________________________________________________________________________|
                                                                                     ----------    -------------     -------------
Total operating loss                                                                    (34,998)         (23,647)          (16,060)
Write down of Express investment                                                        (53,649)         (36,249)               --
Net interest and similar charges                                                           (174)            (118)             (897)
                                                                                     ----------    -------------     -------------
Loss on ordinary activities before tax                                                  (88,821)         (60,014)          (16,957)
Taxation                                                                                     --               --             3,998
                                                                                     ----------    -------------     -------------
Net loss after tax (prepared under UK GAAP)                                             (88,821)         (60,014)          (12,959)
                                                                                     ----------    -------------     -------------
Loss per share                                                                           (85.7c)          (57.9p)           (13.4p)
Loss per share before goodwill                                                           (80.1c)          (54.1p)            (9.8p)

Reconciliation to US GAAP
Net loss after tax (prepared under UK GAAP)                                             (88,821)         (60,014)          (12,959)
Amortization of goodwill - group                                                            327              221               200
Amortization of goodwill - associates                                                      (593)            (401)              (65)
Full consolidation of joint venture                                                         (18)             (12)               --
                                                                                     ----------    -------------     -------------
Net loss in accordance with US GAAP                                                     (89,105)         (60,206)          (12,824)
                                                                                     ----------    -------------     -------------
Loss per share in accordance with US GAAP
Loss per share                                                                           (86.0c)          (58.1p)           (13.3p)
Loss per share before goodwill                                                           (80.1c)          (54.1p)            (9.4p)

                                                                                                   Six months ended
                                                                                                     September 30,
                                                                                            2000             2000              1999
UK GAAP                                                                              -----------    -------------     -------------
                                                                                            $000             L000              L000
Turnover: Group and share of joint ventures'                                              85,270           57,615            44,060
Less: exceptional returns provisions                                                     (25,012)         (16,900)               --
                                                                                     -----------    -------------     -------------
                                                                                          60,258           40,715            44,060
Less: share of joint ventures' turnover                                                   (4,885)          (3,301)               --
                                                                                     -----------    -------------     -------------
Group turnover - continuing operations                                                    55,373           37,414            44,060
Costs of goods sold                                                                      (35,447)         (23,950)          (19,692)
                                                                                     -----------    -------------     -------------
Gross profit                                                                              19,926           13,464            24,368
                                                                                     -----------    -------------     -------------
Selling and marketing                                                                    (26,458)         (17,877)          (18,330)
Research and development                                                                 (29,949)         (20,236)          (23,558)
General and administrative
Goodwill amortization                                                                     (7,940)          (5,365)           (4,981)
Other                                                                                    (20,687)         (13,978)          (13,415)
                                                                                     -----------    -------------     -------------
Operating expenses                                                                       (85,034)         (57,456)          (60,284)
                                                                                     -----------    -------------     -------------
Group operating loss - continuing operations                                             (65,108)         (43,992)          (35,916)
Joint venture operating profit                                                               451              305                --
Joint venture goodwill amortization                                                       (3,641)          (2,460)           (1,009)
                                                                                     -----------    -------------     -------------
____________________________________________________________________________________________________________________________________
|                                                                                                                                  |
| Total operating loss before operating exceptionals                                     (41,898)         (28,309)              -- |
| Operating exceptionals                                                                 (26,400)         (17,838)              -- |
|__________________________________________________________________________________________________________________________________|

                                                                                     -----------    -------------     -------------
Total operating loss                                                                     (68,298)         (46,147)          (36,925)
Write down of Express investment                                                         (53,649)         (36,249)               --
Net interest and similar charges                                                              72               48              (982)
                                                                                     -----------    -------------     -------------
Loss on ordinary activities before tax                                                  (121,875)         (82,348)          (37,907)
Taxation                                                                                  10,369            7,006            10,913
                                                                                     -----------    -------------     -------------
Net loss after tax (prepared under UK GAAP)                                             (111,506)         (75,342)          (26,994)
                                                                                     -----------    -------------     -------------
Loss per share                                                                           (107.6c)          (72.7p)           (29.2p)
Loss per share before goodwill                                                            (96.5c)          (65.2p)           (22.8p)

Reconciliation to US GAAP
Net loss after tax (prepared under UK GAAP)                                             (111,506)         (75,342)          (26,994)
Amortization of goodwill - group                                                             645              436               404
Amortization of goodwill - associates                                                     (1,197)            (809)             (548)
Full consolidation of joint venture                                                           81               55                --
                                                                                     -----------    -------------     -------------
Net loss in accordance with US GAAP                                                     (111,977)         (75,660)          (27,138)
                                                                                     -----------    -------------     -------------
Loss per share in accordance with US GAAP
Loss per share                                                                           (108.1c)          (73.0p)           (29.4p)
Loss per share before goodwill                                                            (96.4c)          (65.1p)           (22.3p)

Notes:
1. The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `L' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.48 to L1.00, the exchange rate published by Datastream for September 30, 2000.

EIDOS plc
Unaudited Consolidated Balance Sheets Reconciled to US GAAP

                                                                                            September 30, 2000       March 31, 2000
                                                                                  ----------------------------    -----------------
UK GAAP                                                                                  $000             L000                 L000
Fixed assets
Intangible assets (net of amortization of L19,288,000; March 31, 2000,
 L13,923,000)                                                                          17,626           11,909               16,035
Tangible assets                                                                         8,171            5,521                6,022
Investments
Joint ventures - share of net assets                                                    2,822            1,907                1,840
Joint ventures - goodwill (net of amortization of L5,935,000; March 31, 2000
 L3,475,000)                                                                           12,842            8,677               12,270
Other investments                                                                       3,707            2,505               38,081
                                                                                   ----------    -------------    -----------------
Total fixed assets                                                                     45,168           30,519               74,248
                                                                                   ----------    -------------    -----------------
Current assets
Stocks                                                                                 17,054           11,523               13,286
Debtors: amounts falling due within one year                                           64,504           43,584               77,665
Cash at bank and in hand                                                                8,026            5,423              103,449
                                                                                   ----------    -------------    -----------------
Total current assets                                                                   89,584           60,530              194,400

Creditors: amount falling due within one year                                         (58,386)         (39,450)            (142,176)
                                                                                   ----------    -------------    -----------------
Net current assets                                                                     31,198           21,080               52,224
                                                                                   ----------    -------------    -----------------
Total assets less current liabilities                                                  76,366           51,599              126,472
                                                                                   ----------    -------------    -----------------
Creditors due after more than one year                                                   (571)            (386)                 (53)
                                                                                   ----------    -------------    -----------------
Net assets                                                                             75,795           51,213              126,419
                                                                                   ==========    =============    =================
Capital and reserves
Called up share capital                                                                 3,070            2,074                2,071
Share premium account                                                                 126,509           85,479               85,034
Other reserve                                                                           1,064              719                  707
Profit and loss account                                                               (54,848)         (37,059)              38,607
                                                                                   ----------    -------------    -----------------
Shareholders' funds                                                                    75,795           51,213              126,419
                                                                                   ==========    =============    =================

EIDOS plc

Unaudited Consolidated Balance Sheets Reconciled to US GAAP

                                                                                            September 30, 2000       March 31, 2000
                                                                                  ----------------------------    -----------------
UK GAAP                                                                                  $000             L000                 L000
Reconciliation to US GAAP
Shareholders' funds (prepared under UK GAAP)                                           75,795           51,213              126,419

Goodwill                                                                               20,175           13,632               13,632
Less in process research and development                                               (3,505)          (2,368)              (2,368)
Less amortization                                                                     (17,859)         (12,067)             (12,503)
                                                                                   ----------    -------------    -----------------
                                                                                       (1,189)            (803)              (1,239)
                                                                                   ----------    -------------    -----------------
Investment in associates - net assets                                                     302              204                  204
Investment in associates - goodwill                                                    10,529            7,114                7,114
Less amortization                                                                      (9,200)          (6,216)              (5,407)
                                                                                   ----------    -------------    -----------------
                                                                                        1,631            1,102                1,911
                                                                                   ----------    -------------    -----------------
Unrealised appreciation of other investments                                           49,543           33,475               40,665
Deferred tax                                                                          (16,020)         (10,824)             (12,200)
                                                                                   ----------    -------------    -----------------
                                                                                       33,523           22,651               28,465
                                                                                   ----------    -------------    -----------------
Full consolidation of joint venture company                                              (110)             (74)                (129)
Revenue recognition                                                                    (1,387)            (938)                (938)
                                                                                   ----------    -------------    -----------------
Shareholders' funds in accordance with US GAAP                                        108,263           73,151              154,489
                                                                                   ==========    =============    =================

Notes:
2. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

EIDOS plc
Unaudited Consolidated Statements of Cash Flow

                                                                                                                         Six months
                                                                                                                              ended
                                                                                        Six months ended              September 30,
                                                                                       September 30, 2000                      1999
                                                                                   ----------------------------    ----------------
                                                                                          $000             L000                L000
Net cash outflow from operating activities                                             (21,023)         (14,205)            (31,229)
                                                                                    ----------    -------------    ----------------
Returns on investments and servicing of finance
Interest received                                                                          876              592                 528
Interest paid on bond                                                                       --               --                (652)
Interest paid on finance leases                                                            (22)             (15)                (26)
Other interest paid                                                                     (2,615)          (1,767)               (587)
                                                                                    ----------    -------------    ----------------
                                                                                        (1,761)          (1,190)               (737)
                                                                                    ----------    -------------    ----------------
Taxation
Overseas tax paid                                                                         (999)            (675)             (6,229)
UK tax paid                                                                            (18,726)         (12,653)                  4
                                                                                    ----------    -------------    ----------------
                                                                                       (19,725)         (13,328)             (6,225)
                                                                                    ----------    -------------    ----------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                       (1,430)            (966)             (1,053)
Sale of tangible fixed assets                                                              115               78                   3
                                                                                    ----------    -------------    ----------------
                                                                                        (1,315)            (888)             (1,050)
                                                                                    ----------    -------------    ----------------
Acquisitions and disposals
Purchase of associated undertakings                                                         --               --             (14,327)
Purchase of joint venture                                                                   --               --             (17,728)
                                                                                    ----------    -------------    ----------------
                                                                                            --               --             (32,055)
                                                                                    ----------    -------------    ----------------
Net cash outflow before financing                                                      (43,824)         (29,611)            (71,296)

Financing
Issue of ordinary share capital                                                            663              448               2,317
Repayment of principal under finance leases                                                195              132                (182)
                                                                                    ----------    -------------    ----------------
                                                                                           858              580               2,135
                                                                                    ----------    -------------    ----------------
Decrease in cash in the period                                                         (42,966)         (29,031)            (69,161)
                                                                                    ==========    =============    ================

Notes:
1.   Net cash outflow  from  operating  activities  is derived from an operating
     loss  of   L46,147,000   (1999:   L36,925,000)   adjusted   for
     depreciation of L1,666,000 (1999: L1,590,000), loss on disposal
     of  fixed  assets  of  L0   (1999:   loss   L5,000),   goodwill
     amortization and write offs of L7,825,000 (1999: L6,387,000) and a decrease in working capital of L22,451,000 (1999: increase L2,286,000).

   Eidos plc Statistical Information for the Period Ended September 30, 2000
                            Geographical Revenue Mix
                                  (unaudited)

                                                                                             Quarter
                                                               --------------------------------------------------------------------
                                                                      September 30, 2000                  September 30, 1999
                                                               --------------------------------    --------------------------------
                                                                        L000s        % of Total              L000s       % of Total
                                                               --------------     -------------     --------------    -------------
North America                                                           1,317              6.4%             12,425            45.6%
UK/Europe                                                              12,330             59.8%             13,214            48.5%
Rest of World                                                           6,969             33.8%              1,611             5.9%
                                                               --------------     -------------     --------------    -------------
Total net revenues                                                     20,616            100.0%             27,250           100.0%
                                                               ==============     =============     =============    =============

                                                                                            Half Year
                                                               --------------------------------------------------------------------
                                                                      September 30, 2000                  September 30, 1999
                                                               --------------------------------    --------------------------------
                                                                        L000s        % of Total              L000s       % of Total
                                                               --------------     -------------     --------------    -------------
North America                                                           7,317             19.6%             16,979            38.5%
UK/Europe                                                              21,226             56.7%             24,374            55.3%
Rest of World                                                           8,871             23.7%              2,707             6.2%
                                                               --------------     -------------     --------------    -------------
Total net revenues                                                     37,414            100.0%             44,060           100.0%
                                                               ==============     =============     ==============    =============

                                                                                                        Percentage       Percentage
                                                                                                            Change           Change
                                                                                                           Quarter        Half Year
                                                                                                     -------------    -------------
North America                                                                                               (89.4%)          (56.9%)
UK/Europe                                                                                                    (6.7%)          (12.9%)
Rest of World                                                                                               332.6%           227.7%
                                                                                                     -------------    -------------
Total net revenues                                                                                          (24.3%)          (15.1%)
                                                                                                     =============    =============

                   Platform Revenue Mix (Games Revenue only)
                                  (Unaudited)

                                                                                             Quarter
                                                               --------------------------------------------------------------------
                                                                      September 30, 2000                  September 30, 1999
                                                               --------------------------------    --------------------------------
                                                                        L000s        % of Total              L000s       % of Total
                                                               --------------     -------------     --------------    -------------
Console                                                                15,286             77.3%             17,743            68.5%
PC                                                                      4,486             22.7%              8,172            31.5%
                                                               --------------     -------------     --------------    -------------
Total net revenues                                                     19,772            100.0%             25,915           100.0%
                                                               ==============     =============     ==============    =============

                                                                                            Half Year
                                                               --------------------------------------------------------------------
                                                                      September 30, 2000                  September 30, 1999
                                                               --------------------------------    --------------------------------
                                                                        L000s        % of Total              L000s       % of Total
Console                                                                19,731             55.7%             23,640            56.6%
PC                                                                     15,692             44.3%             18,126            43.4%
                                                               --------------     -------------     --------------    -------------
Total net revenues                                                     35,423            100.0%             41,766           100.0%
                                                               ==============     =============     ==============    =============

                                                                                                        Percentage       Percentage
                                                                                                            Change           Change
                                                                                                           Quarter        Half Year
                                                                                                     -------------    -------------
Console                                                                                                     (13.8%)          (16.5%)
PC                                                                                                          (45.1%)          (13.4%)
                                                                                                     -------------    -------------
                                                                                                            (23.7%)          (15.2%)
                                                                                                     =============    =============